Exhibit 99.4

ZenaTech’s ZenaDrone Subsidiary Initiates Green UAS Application for ZenaDrone 1000 to Strengthen U.S. Defense and Government Procurement Prospects

Vancouver, British Columbia, (February 19, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that its ZenaDrone subsidiary has formally initiated the Green UAS (Uncrewed Aircraft System) certification application process for its ZenaDrone 1000 (ZD1000). The ZenaDrone Flagship product is a heavy-lift multifunction AI drone platform intended for potential inclusion on approved procurement pathways for the U.S. Department of War (DoW) and government buyers upon successful certification.

“Initiating the Green UAS certification process for the ZenaDrone 1000 is a crucial step in expanding our U.S. defense and government engagement,” said Shaun Passley, Ph.D., ZenaTech CEO. “Secure, NDAA-aligned drone systems are increasingly becoming a baseline requirement for federal procurement. By advancing ZD1000 through the Green UAS pathway, our heavy-lift platform is on the path to deliver critical ISR (Intelligence, Surveillance and Reconnaissance) and cargo capabilities for defense missions.  Our initiation of this application process also reinforces our commitment to cybersecurity, supply chain integrity, and American-aligned innovation.”

Green UAS certification is a compliance and cybersecurity framework developed by AUVSI, the leading trade association for the uncrewed systems industry, in collaboration with the U.S. DoW. It ensures that drones are free of components from foreign adversaries and meet rigorous standards for cybersecurity, data protection, and supply chain integrity. The Green UAS certification process is expected to be streamlined for faster approvals under recent Executive Orders, which will pave the way for better alignment with Blue UAS certification, for which it is also a required precursor. Blue UAS builds on Green UAS by providing higher assurance for mission-critical defense operations. It enables streamlined DoW procurement, faster contract approvals, and deployment in sensitive or classified operational environments, ensuring certified platforms are fully trusted for defense and federal applications.

The ZenaDrone 1000 is engineered as an advanced AI-powered VTOL heavy-lift platform optimized for defense use, offering ISR capabilities including real-time surveillance, tactical reconnaissance, and secure data collection, alongside cargo transport and mission-critical payload delivery. Its modular design allows rapid configuration for multi-mission operations in high-risk environments, from infrastructure monitoring to operational logistics support.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.